UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number 001-16139

Wipro Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Karnataka, India

(Jurisdiction of incorporation or organization)

Doddakannelli

Sarjapur Road

Bangalore, Karnataka 560035, India +91-80-2844-0011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

NOTICE REGARDING THE OUTCOME OF ANNUAL GENERAL MEETING HELD ON JULY 13, 2020

Wipro Limited, a company organized under the laws of the Republic of India (the “Company”) hereby furnishes the Commission with copies of the following information relating to the summary of proceedings of the Annual General Meeting of the Shareholders held on July 13, 2020 (the “AGM”) and of the voting results on the resolutions passed at the AGM. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On July 13, 2020, the Company informed the securities exchanges in India on which its securities are listed and the New York Stock Exchange of the summary of proceedings of the AGM, voting results and scrutinizer’s report on the resolutions passed at the AGM. Copies of such letters filed with the securities exchanges are attached hereto as Item 99.1 and Item 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

WIPRO LIMITED

/s/ Jatin Pravinchandra Dalal

Jatin Pravinchandra Dalal
Chief Financial Officer

Dated: July 15, 2020

INDEX TO EXHIBITS

Item

99.1	Notice to the Stock Exchanges dated July 13, 2020 related to the Annual General Meeting Proceedings.

99.2	Notice to the Stock Exchanges dated July 13, 2020 related to the Annual General Meeting Voting Results.